Exhibit 99.1

ARC Resources Ltd. promotes Mr. Terry M. Anderson to Chief Operating Officer

CALGARY, Dec. 16, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to announce the appointment of Terry M. Anderson to the position of Senior Vice President and Chief Operating Officer. Mr. Anderson is a long-time ARC employee having joined the company in 2000 as an operations engineer and was promoted to the position of Vice President, Operations in 2005.  Mr. Anderson assumed the role of Vice President, Engineering in 2010 and was appointed to his current position of Senior Vice President, Engineering and Land in 2011. Prior to joining ARC, he worked at a major oil and gas company. Mr. Anderson holds a Bachelor of Science in Petroleum Engineering degree from the University of Wyoming, and is a member of the Association of Professional Engineers and Geoscientists of Alberta, Saskatchewan and British Columbia.

ARC also announces that Cam Kramer has resigned from the company for personal reasons. Mr. Kramer joined ARC in 2011 as Senior Vice President, Operations and made significant contributions to ARC's operational growth over the past two years.  ARC thanks Mr. Kramer for his efforts and wishes him well in the future.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $10 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk,
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

ARC Resources Ltd.
www.arcresources.com

or contact:

Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 09:00e 16-DEC-13